September 26, 2005



VIA EDGAR

Larry Greene, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

        RE:   Blue Rock Market Neutral Fund, LLC
              TENDER OFFER STATEMENT ON SCHEDULE TO AS OF SEPTEMBER 30, 2005 (FILE NO. 005-80206)

Dear Mr. Greene:

          On behalf of Blue Rock Market Neutral Fund, LLC (the "Fund"), we are responding to your comments to the Fund's Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the "Commission") on June 29, 2005 ("Schedule TO"), as discussed with Jacobus P. Louw of UMB Fund Services, Inc. on August 3, 2005. I have set forth your comments below in italics and provided a response to each comment. If I have misinterpreted or not captured the full sense of any of your comments, please let me know. Capitalized terms used but not defined in this letter have the same meanings given in the Schedule TO.

          1. Please explain the reference to "offering documents" in the schedule TO.

             The reference to the term "offering documents" in the summary term sheet of the Offer to Purchase, contained in the Schedule TO, refers to the Confidential Offering Memorandum and Limited Liability Company Agreement of the Fund. Such offering documents are provided to investors at the time of their initial investment in the Fund.

          2. Please provide the value per interest in the summary term sheet of the Offer to Purchase.

             Interests are offered at their net asset value on the Valuation Date.

          3. The schedule TO indicates that the Fund may determine to pay Members in cash and/or marketable securities. Please explain this in light of rule 13e-4(f)(10) under the Securities Exchange Act of 1934 (the "Exchange Act").

             Pursuant to Rule 13e-4(f)(10) under the Exchange Act, an issuer may offer more than one type of consideration in a tender offer, provided that security holders have equal right to elect among each of the types of consideration offered and that the highest consideration of each type of consideration paid to any security holder is paid to any other security holder receiving that type of consideration.(1) The Fund only offers one type of consideration to each Member who tenders all or a portion of their Interest. The terms of the Offer permit the Fund to pay each Member in either cash, marketable securities, or cash and marketable securities. In order to ensure the fair and equitable treatment of each Member, all Members will receive the same form of consideration. In the event marketable securities are distributed to Members, the marketable securities will be distributed to each Member who tenders all or a portion of its Interest on a pro rata basis. Thus, because no member will be offered a form of consideration that is different from another Member, Rule 13e-4(f)(10) is not applicable to the Offer.


          4. Please add the language "and as required by the federal securities laws" to the first paragraph of item 7 of the Offer to Purchase included in the Schedule TO.

             The change requested will be made in subsequent offers to repurchase Interests made by the Fund.

          5. Please tie together the discussion of conditions concerning acceptance or postponement of the offer in the summary term sheet with the conditions discussed in item 7 of the Offer to Purchase.

             The change requested will be made in subsequent offers to repurchase Interests made by the Fund.

             In addition to the foregoing, the Fund acknowledges that:

          o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

          o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          o The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call George Silfen at (212) 756-2131 or me at (212) 756-2047. Thank you for your assistance regarding this matter.

                                    Very truly yours,

                                    /s/ Jonathan R. Simon




(1) Rule 13e-4(f)(10) was intended to prevent discriminatory treatment of security holders. In Release No. 33-6653, the Commission stated that the best-price requirement of Rule 13e-4 furthers the "purposes of the Williams Act by assuring fair and equal treatment of all holders of the class of securities that is the subject of a tender offer" and by "expressly preclud[ing] bidders from discriminating among holders of the class of securities that is the subject of the offer . . . by payment of different consideration."